Exhibit 99.1

Global Partner for Success

HiSoft to Hold Extraordinary General Meeting of Shareholders on November 6, 2012

BEIJING, China, October 3, 2012 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced that it will hold its extraordinary general meeting of shareholders at 9:00 a.m. Beijing/Hong Kong time on November 6, 2012 (9:00 p.m. U.S. Eastern Standard Time on November 5, 2012) at Fangda Partners, Beijing Office (located at 21/F, China World Tower, 1 Jianguomenwai Avenue, Beijing 100004, P.R. China) to consider and vote upon certain matters relating to the proposed merger with VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo”).  Pursuant to the previously announced merger agreement, dated August 10, 2012, as amended by the amendment dated as of August 31, 2012, by and among HiSoft, VanceInfo, Chemistry Merger Sub Inc. and Chemistry Merger Sub II Inc., VanceInfo will become a wholly owned subsidiary of HiSoft at the effective time of the merger. The combined entity will be named “Pactera Technology International Ltd.” in English and “文思海辉技术有限公司” in Chinese.

Holders of record of the Company’s ordinary shares at the close of business on October 12, 2012 (Beijing time) are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ADSs at the close of business on September 25, 2012 (New York City time) who wish to vote the ordinary shares of the Company represented by the ADSs must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

In connection with the proposed transaction, the Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of the Company and VanceInfo and constitutes a prospectus of the Company (the “joint proxy statement/prospectus”) setting forth the resolutions being submitted to shareholders of the Company for approval at the extraordinary general meeting of shareholders and instructions on how to vote the common shares, or instruct Deutsche Bank Trust Company Americas to vote the common shares represented by the ADSs.  The joint proxy statement/prospectus can be obtained from the SEC’s website (http://www.sec.gov). In addition, shareholders and ADS holders will receive the notice of the extraordinary general meeting of shareholders and joint proxy statement by mail.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS), AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

Forward-looking Statements

This press release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs about future events and financial, political and social trends and assumptions it has made based on information currently available to it. HiSoft cannot assure that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. Such forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Actual results may vary materially from those expressed or implied by the statements herein. For factors that could cause actual results to vary, perhaps materially, from these forward-looking statements, please refer to the HiSoft’s filings with the Securities and Exchange Commission. Forward-looking statements contained herein speak only as of the date of this release. HiSoft does not undertake any obligation to update or revise publicly any forward-looking statements, whether to reflect new information, future events or otherwise.

For investor and media inquiries please contact:

In China:

Ross Warner
HiSoft Technology International Limited
Tel: +86-10-5987-5865
Email: investor_relations@hisoft.com